File No. 69-244
                                                                      ------

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D. C.

                                   FORM U-3A-2

                      Statement by Holding Company Claiming
                      Exemption Under Rule U-3A-2 from the
                        Provisions of the Public Utility
                           Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                         CONNECTICUT ENERGY CORPORATION
                         ------------------------------
                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1(a) The name, State of organization, location and nature of business of the claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest are as follows:

         The name of the claimant is Connecticut Energy Corporation (the "claimant"). The claimant is incorporated under the laws of the State of Connecticut. Its principal place of business and executive offices are located at 855 Main Street, Bridgeport, Connecticut 06604. The claimant is not an operating company. The business of the claimant consists of investing in, disposing of, buying, selling and otherwise dealing in the stock, bonds, securities and properties of the other corporations listed below in 1(b).

         1(b) The name, State of organization, location and nature of business of every subsidiary of the claimant thereof, other than any EWG or foreign utility company in which the claimant directly or indirectly holds an interest are as follows:

           (i) The Southern Connecticut Gas Company ("Southern"). Southern is incorporated under the laws of the State of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. Southern is principally engaged in the retail distribution and sale of natural gas for domestic, commercial and industrial uses in southern Connecticut, primarily in the New Haven and Bridgeport areas. Incidental to the sale of gas, Southern sells gas water heaters and space heaters. Southern is subject to the jurisdiction of the Connecticut Department of Public Utility Control as to accounting, rates, charges, certain operating matters and the issuance of securities other than borrowings maturing in twelve months or less.

          (ii) CNE Development Corporation ("CNE Development"). CNE Development, formerly known as Connecticut Energy Development Corporation, is incorporated under the laws of the State of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CNE Development was formed in December 1994 and is participating as an equity holder in an entity formed to purchase and market natural gas and may potentially participate in other nonregulated activities.

         (iii) CNE Energy Services Group, Inc. ("CNE Energy"). CNE Energy is incorporated under the laws of the State of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CNE Energy was formed in August 1995 and engages in nonregulated activities relating to the selling, planning, purchasing and management of various energy services to commercial and industrial end users.

          (iv) CNE Venture-Tech, Inc. ("CNE Venture-Tech") is incorporated under the laws of the State of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CNE Venture-Tech is a nonregulated subsidiary which was formed in October 1996 and is expected to participate or invest in information technology ventures including, but not limited to, providing related services. It is anticipated that CNE Venture-Tech will enter into strategic alliances with other vendors in the information technology business to provide services to utilities and other businesses.

         2. A brief description of the properties of the claimant and its subsidiary public utility company is as follows:

         (a) The claimant -- The claimant has no properties other than the common stock of the subsidiaries described above in 1(b).

         (b) Southern -- A major portion of Southern's physical assets consists of gas distribution facilities. As of
                  December 31, 1996, Southern had 2,114 miles of main and 122,160 service connections. Southern leases its corporate headquarters building in Bridgeport and leases an operating
                  facility in Orange.   It also owns a propane air facility in
                  Trumbull and certain properties in Bridgeport and New Haven that were formerly utilized as operating facilities. Southern leases an LNG plant in Milford. All of such assets of Southern are located in the State of Connecticut. Substantially all of Southern's utility properties and plant are subject to the lien of the indenture and supplemental indentures securing its first mortgage bonds. Southern has no producing field, gas manufacturing plants or pipelines which receive gas at the Connecticut border.

         3. During the last calendar year and to date, only Southern has been an operating public utility company, and the following information, therefore, relates to it alone:

         (a) During the calendar year 1996, Southern sold 32,981,867 MCF of natural or manufactured gas at retail.

         (b)      None

         (c) During the calendar year 1996, Southern sold 2,784,368 MCF of natural or manufactured gas outside Connecticut or at the Connecticut border.

         (d) During the calendar year 1996, Southern purchased 35,376,241 MCF of natural or manufactured gas outside Connecticut or at the Connecticut border.

         4. The following information for the reporting period with respect to the claimant and each interest it holds directly or indirectly in an EWG or foreign utility company, stating monetary amounts in United States dollars:

         (a)      None

         (b)      None

         (c)      None

         (d)      None

         (e)      None


                                   EXHIBIT A

         Attached as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for calendar year 1996, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.


                                   EXHIBIT B

                             Financial Data Schedule

         Submitted only in electronic format to the Securities and Exchange Commission.


                                   EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

         Not applicable.


         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1997.


                                     CONNECTICUT ENERGY CORPORATION
                                     ------------------------------
                                            (Name of Claimant)

                                     By /s/ Vincent L. Ammann, Jr.
                                     --------------------------------------
                                     Vincent L. Ammann, Jr., Vice President
                                          and Chief Accounting Officer

(Corporate Seal)

Attest:



/s/ Carol A. Forest
-----------------------------------------
Carol A. Forest, Vice President, Finance,
Chief Financial Officer and Treasurer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Vincent L. Ammann, Jr., Vice President and Chief Accounting Officer
-------------------------------------------------------------------
(Name)                                  (Title)


Connecticut Energy Corporation, 855 Main Street, Bridgeport, Connecticut
------------------------------------------------------------------------
06604
-----
                            (Address)

                                                            CONSOLIDATING INCOME STATEMENT
                                                                   DECEMBER 31, 1996
                                                                      (UNAUDITED)

EXHIBIT A
                                       THE                                     CNE
                                    SOUTHERN        CNE           CNE        ENERGY                   ADJUSTMENTS/
                                   CONNECTICUT  VENTURE-TECH,  DEVELOPMENT   SERVICES      CEC        ELIMINATIONS        TOTAL
ACCOUNT DESCRIPTION                GAS COMPANY      INC.       CORPORATION  GROUP, INC.  HOLDING    DEBIT      CREDIT      CEC
___________________________________________________________________________________________________________________________________

OPERATING REVENUES                $266,191,760                                                                         $266,191,760

PURCHASED GAS                      144,444,212                                                                          144,444,212
___________________________________________________________________________________________________________________________________
   GROSS INCOME                    121,747,548                                                                          121,747,548

OPERATING EXPENSES
  OPERATIONS                        48,533,415     $ 1,508      $ 19,287    $   3,857   $111,665                         48,669,732
  MAINTENANCE                        3,650,803                                                                            3,650,803
  DEPRECIATION/AMORTIZATION         14,926,074                                                                           14,926,074
  TAXES OTHER THAN INCOME           17,289,737                                                                           17,289,737
  STATE TAXES - CURRENT              1,495,610                       250          250      4,824                          1,500,934
  FEDERAL INCOME TAXES - CURRENT     4,399,391                                            12,992                          4,412,383
  FEDERAL INCOME TAXES - DEFERRED    1,875,303                                                                            1,875,303
___________________________________________________________________________________________________________________________________
TOTAL OPERATING EXPENSES            92,170,333       1,508        19,537        4,107    129,481                         92,324,966

OPERATING INCOME                    29,577,215      (1,508)      (19,537)      (4,107)  (129,481)                        29,422,582

ALLOWANCE FOR FUNDS DURING
  CONSTRUCTION/EQUITY EARNINGS         145,632                     7,910     (208,721)                                      (55,179)
OTHER INCOME, NET                     (382,740)                               (67,959)   153,609   $159,900  $ 15,156      (441,834)
LEASED LAND INCOME                      15,156                                                       15,156                       0
___________________________________________________________________________________________________________________________________
TOTAL INCOME                        29,355,263      (1,508)      (11,627)    (280,787)    24,128    175,056    15,156    28,925,569

INCOME DEDUCTIONS
  INTEREST ON LONG-TERM DEBT &
   AMORTIZATION                     11,444,462                                                                           11,444,462
  OTHER INTEREST, NET                1,911,234                                                                159,900     1,751,334
  MISCELLANEOUS INCOME DEDUCTIONS      184,690                                                                              184,690
___________________________________________________________________________________________________________________________________
TOTAL INCOME DEDUCTIONS             13,540,386                                                                159,900    13,380,486

NET INCOME TO COMMON              $ 15,814,877     $(1,508)     $(11,627)   $(280,787)  $ 24,128   $175,056  $175,056  $ 15,545,083
                                  ============     =======       ========   =========   ========   ========  ========  ============

                                                            CONNECTICUT ENERGY CORPORATION

                                                              CONSOLIDATING BALANCE SHEET
                                                                   DECEMBER 31, 1996
                                                                      (UNAUDITED)

EXHIBIT A
                                THE                                      CNE
                              SOUTHERN        CNE           CNE         ENERGY                    ADJUSTMENTS/
                             CONNECTICUT  VENTURE-TECH,  DEVELOPMENT   SERVICES        CEC        ELIMINATIONS        TOTAL
ACCOUNT DESCRIPTION          GAS COMPANY      INC.       CORPORATION  GROUP, INC.    HOLDING    DEBIT      CREDIT      CEC
________________________________________________________________________________________________________________________________

ASSETS

UTILITY PLANT
  INTANGIBLES               $    140,692                                                                            $    140,692
  PRODUCTION                   2,110,867                                                                               2,110,867
  STORAGE                      6,892,040                                                                               6,892,040
  DISTRIBUTION               340,958,766                                                                             340,958,766
  GENERAL                     25,845,169                                                                              25,845,169
________________________________________________________________________________________________________________________________
   SUBTOTAL                  375,947,534                                                                             375,947,534
  CONSTRUCTION WORK IN
   PROGRESS                    4,731,933                                                                               4,731,933
  NONUTILITY PROPERTY          2,752,005                             $  103,592                                        2,855,597
________________________________________________________________________________________________________________________________
   TOTAL PP&E                383,431,472                                103,592                                      383,535,064
  LESS:  ACCUMULATED
   DEPRECIATION              120,964,571                                 15,118                                      120,979,689
________________________________________________________________________________________________________________________________
   NET PP&E                  262,466,901                                 88,474                                      262,555,375

CURRENT ASSETS
  CASH                           786,481                 $20,472        186,782   $  4,801,687                         5,795,422
  ACCOUNTS RECEIVABLE:
   TRADE                      47,462,589                                                                              47,462,589
   OTHER                       1,012,157                                 93,874        178,469                         1,284,500
   INTERCOMPANY                  128,940                                    347          7,530          $  136,817             0
________________________________________________________________________________________________________________________________
   SUBTOTAL                   48,603,686                                 94,221        185,999             136,817    48,747,089
  LESS:  BAD DEBT ALLOWANCE    2,641,292                                                                               2,641,292
________________________________________________________________________________________________________________________________
   NET ACCOUNTS RECEIVABLE    45,962,394                                 94,221        185,999             136,817    46,105,797

  UNBILLED REVENUES            8,720,477                                                                               8,720,477
  UNRECOVERED PURCHASED
   GAS COSTS                   7,235,442                                                                               7,235,442
  FUEL STOCK                  15,276,041                                                                              15,276,041
  PREPAID EXPENSES             1,792,226                                                                               1,792,226
________________________________________________________________________________________________________________________________
   TOTAL CURRENT ASSETS       79,773,061                   20,472       281,003      4,987,686             136,817    84,925,405

OTHER ASSETS
  INVESTMENT IN SUBSIDIARIES
   AND OTHER ASSETS                                        57,910     1,831,279     96,648,477           96,648,477    1,889,189
  UNAMORTIZED DEBT EXPENSE     6,183,309                                                                               6,183,309
  OTHER DEFERRED DEBITS       76,827,046                      484       106,421        364,142  $62,811               77,360,904
________________________________________________________________________________________________________________________________
   TOTAL OTHER ASSETS         83,010,355                   58,394     1,937,700     97,012,619   62,811  96,648,477   85,433,402

TOTAL ASSETS                $425,250,317       $0         $78,866    $2,307,177   $102,000,305  $62,811 $96,785,294 $432,914,182
                            ============       ==         =======    ==========   ============  ======= =========== ============

                                                            CONNECTICUT ENERGY CORPORATION

                                                              CONSOLIDATING BALANCE SHEET
                                                                   DECEMBER 31, 1996
                                                                      (UNAUDITED)

EXHIBIT A
                                  THE                                      CNE
                                SOUTHERN        CNE           CNE         ENERGY                    ADJUSTMENTS/
                               CONNECTICUT  VENTURE-TECH,  DEVELOPMENT   SERVICES      CEC          ELIMINATIONS           TOTAL
ACCOUNT DESCRIPTION            GAS COMPANY      INC.       CORPORATION  GROUP, INC.  HOLDING    DEBIT         CREDIT        CEC
____________________________________________________________________________________________________________________________________

CAPITALIZATION

COMMON STOCK                $ 18,760,951                  $  1,000  $    1,000  $  9,044,437 $ 18,762,951            $  9,044,437
CAPITAL STOCK EXPENSE           (705,066)                                         (3,286,766)                          (3,991,832)
CAPITAL IN EXCESS OF PAR
  VALUE                       70,799,637                   100,000   2,499,000   103,963,469   81,706,854              95,655,252
RETAINED EARNINGS             44,555,658    $(1,508)       (24,422)   (276,930)   (7,771,688)             $3,821,328   40,302,438
_________________________________________________________________________________________________________________________________
   SUBTOTAL                  133,411,180     (1,508)        76,578   2,223,070   101,949,452  100,469,805  3,821,328  141,010,295

LONG-TERM DEBT               138,727,500                                                                              138,727,500
_________________________________________________________________________________________________________________________________
TOTAL CAPITALIZATION         272,138,680     (1,508)        76,578   2,223,070   101,949,452  100,469,805  3,821,328  279,737,795

CURRENT LIABILITIES
  SHORT-TERM BORROWINGS       37,100,000                                                                               37,100,000
  CURRENT PORTION OF LONG-TERM
   DEBT                          594,500                                                                                  594,500
  ACCOUNTS PAYABLE            19,506,300                                                                               19,506,300
  REFUNDS DUE CUSTOMERS          156,593                                                                                  156,593
  FEDERAL CORPORATE TAXES      4,328,935                                               1,414                            4,330,349
  STATE CORPORATE TAXES        1,051,828                                                 525                            1,052,353
  PROPERTY TAXES               4,138,081                                                                                4,138,081
  OTHER ACCRUED TAXES          3,700,915                                                                                3,700,915
  ACCOUNTS PAYABLE-INTERCOMPANY               1,508         2,288       84,107        48,914      136,817                       0
  INTEREST PAYABLE             2,886,467                                                                                2,886,467
  OTHER ACCRUED LIABILITIES    4,131,234                                                                                4,131,234
  CUSTOMERS' DEPOSITS          1,955,509                                                                                1,955,509
_________________________________________________________________________________________________________________________________
   TOTAL CURRENT LIABILITIES  79,550,362      1,508         2,288       84,107        50,853      136,817              79,552,301

OTHER LIABILITIES
  DEFERRED FEDERAL INCOME
   TAXES                      63,186,621                                                                               63,186,621
  DEFERRED INVESTMENT TAX
   CREDITS                     3,195,632                                                                                3,195,632
  OTHER                        7,179,022                                                                      62,811    7,241,833
_________________________________________________________________________________________________________________________________
   TOTAL OTHER LIABILITIES    73,561,275                                                                      62,811   73,624,086

TOTAL CAPITALIZATION
  & LIABILITIES             $425,250,317     $    0       $78,866   $2,307,177  $102,000,305 $100,606,622 $3,884,139 $432,914,182
                            ============     ======       =======   ==========  ============ ============ ========== ============

                                                           CONNECTICUT ENERGY CORPORATION

                                                CONSOLIDATING STATEMENT OF CHANGES IN RETAINED EARNINGS
                                                                      (UNAUDITED)

EXHIBIT A
                                      THE                                       CNE
                                    SOUTHERN        CNE            CNE        ENERGY     CONNECTICUT
                                   CONNECTICUT  VENTURE-TECH,  DEVELOPMENT   SERVICES      ENERGY       ADJUSTMENTS/
                                   GAS COMPANY      INC.       CORPORATION  GROUP, INC.  CORPORATION    ELIMINATIONS    CONSOLIDATED
____________________________________________________________________________________________________________________________________

BALANCE - DECEMBER 31, 1995        $40,602,394                  $(12,795)   $   3,857    $(7,869,299)    $3,821,328      $36,545,485

ADD:  NET INCOME                    15,814,877    $(1,508)       (11,627)    (280,787)        24,128                      15,545,083

LESS:  COMMON STOCK DIVIDENDS       11,861,613                                               (73,483)                     11,788,130
____________________________________________________________________________________________________________________________________

BALANCE - DECEMBER 31, 1996        $44,555,658    $(1,508)      $(24,422)   $(276,930)   $(7,771,688)    $3,821,328      $40,302,438
                                   ===========    =======       ========    =========    ===========     ==========      ===========